

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 2, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of SSGA Active Trust, under the Exchange Act of 1934.

- SPDR SSGA US Sector Rotation ETF
- SPDR SSGA Fixed Income Sector Rotation ETF

Sincerely,